Exhibit 11.1

KNOT OFFSHORE PARTNERS LP

Insider Trading Policy

(As of December 4, 2024)

This Insider Trading Policy (this “Policy”) provides guidelines to directors, officers, employees and consultants of KNOT Offshore Partners LP (the “Partnership”) with respect to transactions in the Partnership’s securities (such as common units, options to buy or sell common units, warrants and convertible securities) and derivative securities relating to the Partnership’s common units, whether or not issued by the Partnership (such as exchange-traded options) for the purpose of promoting compliance with applicable securities laws.

This Policy applies to directors, officers, employees and consultants who receive or are aware of Material, Non-Public Information (as defined below) regarding (1) the Partnership and (2) any other company with publicly-traded securities, including the Partnership’s customers, joint-venture or strategic partners, vendors and suppliers (“business partners”), obtained in the course of employment by or in association with the Partnership.  This Policy also applies to any person who receives Material, Non-Public Information from an insider.  The people to whom this Policy applies are referred to in this Policy as “insiders.”  All insiders must comply strictly with this Policy.

The Partnership reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time.  In the event of any conflict or inconsistency between this Policy and any other materials distributed by the Partnership, this Policy shall govern.  If a law conflicts with this Policy, you must comply with the law.

You should read this Policy carefully, ask questions of the Partnership’s Chief Executive Officer and Chief Financial Officer, and promptly sign and return the certification attached as Annex A acknowledging receipt of this Policy either to:

KNOT Offshore Partners LP

2 Queen’s Cross

Aberdeen, AB15 4YB, United Kingdom

Attention: Chief Executive Officer and Chief Financial Officer

Or by email to:

dlo@knotoffshorepartners.com

The Partnership’s Chief Executive Officer and Chief Financial Officer is responsible for ensuring that all of the Partnership’s directors, officers and other employees promptly sign and return the attached certification acknowledging receipt of this Policy.

I.	Definitions and Explanations
A.	Material, Non-Public Information

What Information is “Material”?

It is not possible to define all categories of material information.  However, information should be regarded as material if there is a substantial likelihood that it would be considered important to a reasonable investor in making a decision to buy, hold or sell the Partnership’s securities.  Information that is likely to affect the price of a company’s securities (whether positive or

KNOT OFFSHORE PARTNERS LP

Insider Trading Policy

(As of December 4, 2024)

negative) is almost always material. It is also important to remember that either positive or negative information may be material.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material information.  Common examples of information that would ordinarily be regarded as material include:

●	Unpublished financial results (annual, quarterly or otherwise);
●	Unpublished projections of future earnings or losses;
●	News of a pending or proposed merger or joint venture;
●	News of a significant acquisition (including the acquisition of a vessel) or a sale of significant assets;
●	News of entry into a new time charter or bareboat charter;
●	News of a vessel casualty, collision or grounding;
●	Impending announcements of bankruptcy or financial liquidity problems;
●	Gain or loss of a substantial customer or supplier;
●	The establishment of a repurchase program for the Partnership’s securities;
●	Changes in the Partnership’s distribution policy;
●	Common unit splits;
●	Changes in the Partnership’s or its subsidiaries’ credit ratings;
●	New equity or debt offerings;
●	A significant cybersecurity incident, such as a data breach, or any other significant disruption in the Partnership’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;
●	Significant developments in litigation or regulatory proceedings; and
●	Changes in management.

The above list is for illustration purposes only.  If securities transactions become the subject of scrutiny, they will be viewed after-the-fact and with the benefit of hindsight.  Therefore, before engaging in any securities transaction, you should consider carefully how the Securities and Exchange Commission (“SEC”) and others might view your transaction in hindsight and with all of the facts disclosed.

KNOT OFFSHORE PARTNERS LP

Insider Trading Policy

(As of December 4, 2024)

What Information is “Non-Public”?

Information is “non-public” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public.  In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public and the investing public must have had time to absorb the information fully.  Generally, one should allow two full Trading Days following publication as a reasonable waiting period before information is deemed to be public.

B.	Related Person

“Related Person” means, with respect to the Partnership’s insiders:

●	Any family member living in the insider’s household (including a spouse, minor child, minor stepchild, parent, stepparent, grandparent, sibling, in-law) and anyone else living in the insider’s household;
●	Family members who do not live in the insider’s household but whose transactions in Partnership securities are directed by the insider or subject to the insider’s influence or control;
●	Partnerships in which the insider is a general partner;
●	Trusts of which the insider is a trustee; and
●	Estates of which the insider is an executor.
C.	Trading Day

“Trading Day” means a day on which national stock exchanges or the Over-The-Counter Bulletin Board Quotation System are open for trading, and a “Trading Day” begins at the time trading begins.

II.	General Policy

This Policy prohibits insiders from trading or “tipping” others who may trade in the Partnership’s securities while aware of Material, Non-Public Information about the Partnership.  Insiders are also prohibited from trading or tipping others who may trade in the securities of another company if they learn Material, Non-Public Information about the other company in connection with their employment by or relationship with the Partnership.  These illegal activities are commonly referred to as “insider trading.”

All insiders should treat Material, Non-Public Information about the Partnership’s business partners with the same care required with respect to Material, Non-Public Information related directly to the Partnership.

A.	Trading on Material, Non-Public Information

Except as otherwise specified in this Policy, no insider or Related Person shall engage in any transaction involving a purchase or sale of the Partnership’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she is aware of Material, Non-Public Information concerning the Partnership, and ending at the beginning

KNOT OFFSHORE PARTNERS LP

Insider Trading Policy

(As of December 4, 2024)

of the third Trading Day following the date of public disclosure of the Material, Non-Public Information, or at the time that the information is no longer material.

B.	Tipping Others of Material, Non-Public Information

No insider shall disclose or tip Material, Non-Public Information to any other person (including Related Persons) where the Material, Non-Public Information may be used by that person to his or her profit by trading in the securities of the company to which the Material, Non-Public Information relates, nor shall the insider or the Related Person make recommendations or express opinions on the basis of Material, Non-Public Information as to trading in the Partnership’s securities.  Insiders are not authorized to recommend the purchase or sale of the Partnership’s securities to any other person regardless of whether the insider is aware of Material, Non-Public Information.

C.	Confidentiality of Material, Non-Public Information

Material, Non-Public Information relating to the Partnership is the Partnership’s property and the unauthorized disclosure of Material, Non-Public Information is prohibited.  If an insider receives any inquiry from outside the Partnership (such as a securities analyst) for information (particularly financial results and/or projections) that may be Material, Non-Public Information, the inquiry should be referred to the Partnership’s Chief Executive Officer and Chief Financial Officer, who is responsible for coordinating and overseeing the release of that information to the investing public, securities analysts and others in compliance with applicable laws and regulations.

D.	Special and Prohibited Transactions

Because the Partnership believes it is improper and inappropriate for its insiders to engage in short-term or speculative transactions involving certain securities, it is the Partnership’s policy that its insiders may not engage in any of transactions specified below.

Transactions in Partnership Debt Securities.  The Partnership believes that it is inappropriate for its insiders to be creditors of the Partnership due to actual or perceived conflicts of interest that may arise in connection therewith.  Therefore, transactions in Partnership debt securities, whether or not those securities are convertible into Partnership common units, are prohibited by this Policy.

Hedging Transactions and Other Transactions Involving Partnership Derivative Securities.  Hedging or monetization transactions can permit an individual to hedge against a decline in common unit price, while at the same time eliminating much of the individual’s economic interest in any rise in value of the hedged securities.  Because hedging transactions can present the appearance of a bet against the Partnership, hedging or monetization transactions involving the Partnership’s securities are completely prohibited, whether or not you are in possession of Material, Non-Public Information.  A “short sale,” or sale of securities that the seller does not own at the time of sale or, if owned, that will not be delivered within 20 days of the sale, is an example of a prohibited hedging transaction.

Purchases of Common Units on Margin.  Any of the Partnership’s common units purchased in the open market should be paid for in full at the time of purchase.  Purchasing the Partnership’s common units on margin (e.g., borrowing money from a brokerage firm or other third party to fund the common unit purchase) is strictly prohibited by this Policy.

KNOT OFFSHORE PARTNERS LP

Insider Trading Policy

(As of December 4, 2024)

Margin Accounts and Pledges of Partnership Securities.  Partnership common units pledged as collateral for a margin loan may be sold without your consent by the lender in foreclosure if you default on your loan.  A foreclosure sale that occurs when you are aware of Material, Non-Public Information may, under some circumstances, result in unlawful insider trading.  Because of this danger, pledging Partnership securities as collateral for a margin loan is strictly prohibited by this Policy.

Short Term Trading.  Short-term trading of Partnership securities may be distracting and may unduly focus the person on the Partnership’s short-term stock market performance instead of the Partnership’s long-term business objectives. For these reasons, insiders who purchase Partnership securities in the open market may not sell any Partnership securities of the same class during the six months following the purchase (or vice versa).

Standing and Limit Orders.  Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, see Section IV below) should be used only for a very brief period of time.  The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction.  The broker could execute a transaction when the insider is in possession of Material, Non-Public Information.

E.	Transactions Not Involving a Purchase or Sale

Bona fide gifts are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Partnership securities while the officer, employee or director is aware of Material, Non-Public Information, or the person making the gift is subject to the trading restrictions specified below under the heading “Additional Trading Guidelines and Requirements for Certain Insiders” and the sales by the recipient of the Partnership securities occur during a blackout period.

Transactions in mutual funds that are invested in Partnership securities are not transactions subject to this Policy.

F.	Post-Termination Transactions

The guidelines set forth in this Section II continue to apply to transactions in the Partnership’s securities even after the insider has terminated employment or other service relationship with the Partnership as follows:  if the insider is aware of Material, Non-Public Information when his or her employment or service relationship terminates, the insider may not trade in the Partnership’s securities until that information has become public or is no longer material.

G.	No Hardship Waivers

The guidelines set forth in this Section II may not be waived.

III.	Additional Trading Guidelines and Requirements for Certain Insiders
A.	Blackout Period and Trading Window

The period beginning at the close of market on the [last Trading Day] prior to the end of each fiscal quarter or year and ending after two full Trading Days following the date of public disclosure of the financial results for that fiscal quarter (“Blackout Period”) is a particularly sensitive period of time for transactions in the Partnership’s securities from the perspective of compliance with applicable securities laws.  This sensitivity is due to the fact that certain insiders identified by the Partnership will, during the Blackout Period, often be aware of

KNOT OFFSHORE PARTNERS LP

Insider Trading Policy

(As of December 4, 2024)

Material, Non-Public Information about the expected financial results for the quarter.  Certain insiders identified by the Partnership and who have been notified that they have been so identified (the “Window Group”) are prohibited from trading during the Blackout Period.  The Partnership will endeavor to notify the Window Group when the Blackout Period begins.  Insiders who have not been identified as being in the Window Group should adhere to the general prohibitions set forth in this Policy.

To ensure compliance with this Policy and applicable federal and state securities laws, the Partnership requires that the Window Group refrain from executing transactions involving the purchase or sale of the Partnership’s securities other than during the period commencing at the open of market after the expiration of two full Trading Days following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of market on the [last Trading Day] prior to the end of each fiscal quarter or year (“Trading Window”).  The safest period for trading in the Partnership’s securities, assuming the absence of Material, Non-Public Information, is generally the first 10 days of the Trading Window.

From time to time, the Partnership may also prohibit the Window Group from trading the Partnership’s securities because of developments known to the Partnership and not yet disclosed to the public.  In this event, the Window Group may not engage in any transaction involving the purchase or sale of the Partnership’s securities until the information has been known publicly for at least two full Trading Days and should not disclose to others the fact of the trading suspension.

It should be noted that even during the Trading Window, any person aware of Material, Non-Public Information concerning the Partnership should not engage in any transactions in the Partnership’s securities until the information has been known publicly for at least two full Trading Days, whether or not the Partnership has recommended a suspension of trading to that person.  Trading in the Partnership’s securities during the Trading Window should not be considered a “safe harbor,” and all insiders should use good judgment at all times.

B.	Pre-Clearance of Trades

The Partnership has determined that the Window Group must not trade in the Partnership’s securities, even during a Trading Window, without first complying with the Partnership’s “pre-clearance” process.  Each member of the Window Group should contact the Partnership’s Chief Executive Officer and Chief Financial Officer prior to commencing any trade in the Partnership’s securities.  The Chief Executive Officer and Chief Financial Officer will consult, as necessary, with other senior management before clearing any proposed trade.

Please note that clearance of a proposed trade by the Partnership’s Chief Executive Officer and Chief Financial Officer does not constitute legal advice and is not an acknowledgement that a member of the Window Group does not possess Material, Non-Public Information.  Employees must ultimately make their own judgments, and are personally responsible for determining, whether they are in possession of Material, Non-Public Information.

C.	Hardship Waivers

The guidelines specified in this Section III may be waived, at the discretion of the Partnership’s Chief Executive Officer and Chief Financial Officer, if compliance would create severe hardship or prevent an insider within the Window Group from complying with a court order,

KNOT OFFSHORE PARTNERS LP

Insider Trading Policy

(As of December 4, 2024)

as in the case of a divorce settlement.  Any exception approved by the Partnership’s Chief Executive Officer and Chief Financial Officer shall be reported immediately to the Audit Committee of the Partnership’s Board of Directors.

IV.	Potential Criminal and Civil Liability and/or Disciplinary Action
A.	SEC Enforcement Action

The adverse consequences of insider trading violations can be staggering and currently include, without limitation, the following:

1.	For individuals who trade on Material, Non-Public Information (or tip information to others):
●	A civil penalty of up to three times the profit gained or loss avoided resulting from the violation;
●	A criminal fine of up to $5.0 million (no matter how small the profit); and/or
●	A jail term of up to 20 years.
2.	For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
●	A civil penalty of up to the greater of $2.141 million or three times the profit gained or loss avoided as a result of the insider’s violation;
●	A criminal penalty of up to $25.0 million; and/or
●	The civil penalties may extend personal liability to the Partnership’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.
B.	Disciplinary Action by the Partnership

Persons who violate this Policy shall be subject to disciplinary action by the Partnership, which may include termination or other appropriate action.

V.	Administration of the Policy

Derek Lowe, Chief Executive Officer and Chief Financial Officer of the Partnership, shall serve as the Compliance Officer for the purposes of this Policy, and in his absence, another employee designated by him shall be responsible for administration of this Policy. All determinations and interpretations by the Chief Executive Officer and Chief Financial Officer shall be final and not subject to further review.

*   *   *   *

This document states a policy of KNOT Offshore Partners LP and is not intended to be regarded as the rendering of legal advice.

KNOT OFFSHORE PARTNERS LP

Insider Trading Policy

(As of December 4, 2024)

Annex A

Insider Trading Policy

Certification

I have read and understand the Insider Trading Policy (the “Policy”) of KNOT Offshore Partners LP (the “Partnership”).  I agree that I will comply with the policies and procedures set forth in the Policy.  I understand and agree that, if I am contracted to the Partnership or one of its subsidiaries or other affiliates, my failure to comply in all respects with the Partnership’s policies, including the Policy, is a basis for termination for cause of my contract with the Partnership and any subsidiary or other affiliate to which my contract now relates or may in the future relate.

I am aware that this signed Certification will be filed with my personal records with the Partnership.

Signature

Type or Print Name

Date